OPERATING AGREEMENT OF
SPACE GOAT PRODUCTIONS, LLC

THIS AGREEMENT of Space Goat Productions, LLC (the "Company") is made and entered into effective as of July 26th, 2015 by and among:

Shon C. Bury, Paul Hansen, and Jason Sacks (collectively referred to in this agreement as the "Members").

ARTICLE 1.

FORMATION OF COMPANY

1.1   Formation. The Company was formed on September 29, 2009 by the filing of its Space Goat Productions Certificate in the office of the Secretary of State of the State of Washington in accordance with and pursuant to the Washington Limited Liability Company Act (Chapter 25.15 Revised Code of Washington) (hereinafter "Act").

1.2   Name. The name of the Company is Space Goat Productions, LLC.

1.3   Principal Place of Business. The principal place of business of the Company is located at 1007 N Forest St, Ste A, Bellingham, WA 98225. The Company may locate its places of business at any other place or places as the Members may from time to time deem advisable.

1.4   Registered Agent. The registered agent of the LLC shall be determined by the Members who also possess the power to remove or replace a currently serving LLC registered agent.

1.5   Company Property. No real or other property of the LLC shall be deemed to be owned by any Member individually, but shall be owned by and title shall be vested solely in the LLC.

ARTICLE 2.

MEMBERS

2.1   Members. The name, address, initial capital contribution, LLC Units and LLC Unit Percentage of the Members are set forth in Exhibit A and Exhibit B, as amended or restated from time to time to reflect the withdrawal of one or more Members or the addition of one or more additional Members. As of the date of the execution of this agreement, there are no Class C Members. Class A Members shall be admitted in accordance with Section 3.4 hereof. Class B Members shall be admitted in accordance with section 3.5 hereof. Class C Members shall be admitted in accordance with section 3.6 hereof.

2.2   Capital & Other Contributions. On or prior to the date of this Agreement, each existing Class A Member shall make or have made a Capital Contribution to the Company in an amount set forth opposite each Member's name in Exhibit A.

2.3   Class A Members. Shon C. Bury owns all of the outstanding Class A Membership Units. See Exhibit A for a list of the Members of the Company.

2.4   Conversion of Class A Members. Subject to the limitations set forth below in Section 3.5 of this Operating agreement, the Class A Members shall have the right, at any time and from time to time, to admit one or more additional Class A Members upon such terms and conditions as the Class A Members shall determine by a written affirmative Unanimous vote of Class A Members.

ARTICLE 3.

CAPITAL STRUCTURE, CLASSES & INTERESTS, DILUTION

3.1   Capital Structure. The capital structure of the LLC shall consist of three classes of LLC Units. Owners of Class A Units shall be referred to as "Class A Members" and shall have exclusive voting privileges under this agreement and with regard to all LLC activities.

3.2   LLC Units. 51 LLC Units shall be issued to the Class A Members, as set forth in Exhibit A, as part of the initial funding of the LLC; however, additional LLC Units may be issued pursuant to a majority vote of the Class A Members.

3.3   Raising Additional Capital. Additional capital may be raised by the LLC through sales of new LLC Units pursuant to an affirmative majority vote by the Class A Members, see Section 3.2 above. 100 total LLC Units are authorized by this document. Any Member resolution authorizing the raising of additional capital through the sale of LLC Units beyond the initial 100 shall state, in reasonable detail, the purposes and uses of such additional capital and the amounts of additional capital required.

3.4   Admission of Class A Members. Subject to the limitations set forth in Section 3.8 hereof, the Class A Members shall have the right, at any time and from time to time, to admit one or more additional Class A Members upon such terms and conditions as the Class A Members shall determine by a written affirmative Unanimous vote of Class A Members, providing any such Person receiving Class A Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager.

3.5   Admission of Class B Members. Subject to the limitations set forth in this Section 3.5 and in Section 3.8 hereof, the Class A Members shall have the right, at any time and from time to time, to admit one or more additional Class B Members and/or to sell or award additional Class B Interests (or rights to acquire additional Class B Interests) to Persons who are employed by or have otherwise benefited the Company, upon such terms and conditions as determined by a written affirmative Unanimous vote of Class A Members.

        3.6   <u>Admission of Class C Members.</u> Subject to the limitations set forth in this Section 3.6 and in Section 3.8 hereof, the Class A Members shall have the right at any time and from time to time, to admit one or more additional Class C Members and/or to sell or award additional Class C Interests (or rights to acquire additional Class C Interests) provided that any such Person receiving Class C Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair market value of such interest, upon such terms and conditions as determined by a written affirmative Unanimous vote of Class A Members.

        3.7   <u>Conditions for New Members.</u> Notwithstanding anything contained herein to the contrary, no Person at any time shall be admitted as Member of the Company unless: The Person delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement, as it may have been amended from time to time; and the admission of such Person as a Member will not result in the termination of the Company.

        3.8   <u>Dilution & Percentage Interest of the Class.</u> All Interests of all classes shall be diluted on a Pro Rata Basis to the extent Interests of any and all classes are added or increased in accordance with this Section 3, including without limitation a dilution resulting from a private or public offering of securities.

        3.9   <u>Merger or Consolidation</u>. A written, affirmative majority vote of Class A Members shall be required to approve whether the Company should be acquired by or otherwise enter into a merger or consolidation transaction with another limited liability company, or with a limited partnership, a corporation, or a business trust having transferable units of beneficial interest, regardless of whether the Company is the surviving entity of such transaction.

        3.10   <u>Maintenance of Capital Accounts</u>. An individual capital account shall be maintained for each LLC Member consisting of the Member's capital contributions and (1) increased by that member's share of LLC profits, (2) decreased by that member's share of LLC losses, and (3) further adjusted as required or allowed by the Internal Revenue Code (Title 26 of the United States Code) and/or all published Treasury Regulations (Title 26 of the Code of Federal Regulations). In all cases, the capital accounts of the members shall be accounted for in accordance with the Internal Revenue Code (Title 26 of the United States Code) and/or all published Treasury Regulations (Title 26 of the Code of Federal Regulations).

        3.11   <u>Transfer of LLC Units.</u>

a. If any Member ("Transferring Member") desires to transfer any part of the LLC Units owned by Transferring Member, the Transferring Member shall first notify the Class A Members stating the nature of the LLC Units to be transferred and the name of the person ("Transferee") to whom the same is to be transferred and the manner of and reason for such transfer and the consideration (if any) to be received.

b. Providing notice triggers a period during which the Company has the option to purchase the Transferring Member's LLC Units for their Fair Market Value. "Fair Market

Value" is defined as the value of the LLC Units should the enterprise be sold on the open market, between a willing buyer and a willing seller, in a commercially reasonable manner upon the date Notice of Intent to Transfer is received by the Class A Members. An offer to purchase by a Transferee shall establish a presumptive Fair Market Value for the LLC Units. For a period of forty-five (45) days after determination of Fair Value in accordance with Section 3.11(a) above the Company shall have the option to purchase the LLC Units at their Fair Market Value upon terms and conditions equivalent to those offered by Transferee. If the Company does not choose to purchase the LLC Units within said period, Transferring Member shall be free to accept Transferee's offer. If the Transferring Member does not enter into an agreement with Transferee on said terms and conditions and close the transaction within 90 days, Transferring Member's right to transfer LLC Units to Transferee shall expire and the procedure described in this Section shall again be applicable.

ARTICLE 4.

DISTRIBUTION OF CASH & PROCEEDS

4.1   Grace Period - two (2) years before any distributions. The distributions detailed in this Article 4 shall be subject to a "grace period" of two years following the execution of this Agreement. No Allocations or distributions of cash or proceeds will occur until two years has expired from the date of execution. Class C Members, upon admission to the Company shall each be subject to a similar two-year "grace period" before receiving any distributions or proceeds.

4.2   Allocation of Net Available Cash Flow. After the expiration of the two year "grace period," the Company shall allocate 80% of the Net Available Cash Flow to Class C Members until such time as the Class C Members are allocated an amount equal to 100% of their investment in the Company plus an annualized rate of 12% per year, and thereafter, the Members shall be allocated a pro-rata share of the Net Available Cash Flow of the Company based upon their allocable share of LLC Units. Notwithstanding this Section 4.1, the Class A Members shall have the right to modify the distribution of Net Available Cash Flow with the prior written consent of a Majority of the Class A Members.

4.3   Distribution of Net Available Cash Flow. The Company shall distribute Net Available Cash Flow to Members according to a majority vote of the Class A Members. The Company shall be required to make distributions to Members sufficient to enable each Member to pay taxes on allocations to them of Net Available Cash Flow of the Company.

4.4   Net Capital Proceeds. Net Capital Proceeds, if any, shall be distributed on a Pro Rata Basis among all of the LLC unit owners.

ARTICLE 5.

MANAGEMENT

3.1 <u>Management</u>. The Company shall be managed by its Class A Members; however, the Class A Members reserve the right to appoint managers, who may also be Members, at a later date.

3.2 <u>Voting</u>. Unless otherwise agreed by unanimous vote of the Class A Members, all votes shall be conducted exclusively by the Class A Members, and shall be calculated as one vote per Class A Member regardless of the capital contribution of each member and/or each member's percentage of interest.

ARTICLE 6.

BUSINESS OF COMPANY

4.1 <u>Business Purpose</u>. The business of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Washington under the Act (Chapter 25.15 Revised Code of Washington). The Company shall be authorized to exercise all other powers necessary to or reasonably connected with said Company's business, which may be legally exercised by limited liability companies under the Act.

ARTICLE 7.

MISCELLANEOUS

5.1 <u>Governing Law</u>. This agreement will be construed and the rights, duties, and obligations of the parties will be determined in accordance with the laws of the State of Washington.

5.2 <u>Consideration</u>. Each of the Members hereby acknowledges receipt of the capital contribution made by each Member as set forth in Exhibit A hereto and agrees that such capital contribution is good and valuable consideration for the mutual covenants contained in this Agreement.

5.3 <u>Entire Agreement</u>. This Agreement is the entire agreement of the parties and may only be modified or amended by the written agreement of the parties hereto.

5.4 <u>No Assignment</u>. No party hereto shall assign any interest in this Agreement or any of its rights or obligations hereunder without the prior written consent of each and every other party hereto.

ARTICLE 6.

WITHDRAWAL, DEATH, REMOVAL OF A MEMBER

6.1   Withdrawal of Member.

a. After the expiration of a two (2) year "grace period" from the date of their admission, Members shall have the unilateral right to resign or withdraw at from the LLC.

b. A Member is required to give thirty (30) days written notice to each of the other LLC Members to initiate a withdrawal. In this notice, the withdrawing Member shall state an effective date for his or her withdrawal and said date must be at least thirty (30) days after delivery of notice to all other LLC Members and be the last day of a month (i.e. the 30th or 31st). Upon receipt of said notice, the LLC Members shall promptly take any vote required under this agreement for withdrawal of a Member and, if the vote is in a sufficient affirmative percentage as called for under this agreement, the remaining LLC members shall cause a reasonably prompt preparation of financial statements for the LLC as of the effective date of withdrawal for said Member.

c. Upon withdrawal, the withdrawing Member shall receive, in exchange for his or her LLC Units, the Withdrawal Compensation Amount to be paid within 1 year of the effective date of the Member's withdrawal.

d. The "Withdrawal Compensation Amount" is defined herein as 100% of the withdrawing Member's capital account.

e. Any withdrawing LLC member possessing a negative capital account upon the effective date of withdrawal shall have a duty to repay the negative balance of his or her capital account to the LLC upon withdrawal.

f. Upon withdrawal, the withdrawing Member shall have no continuing obligations to the LLC other than pursuant to state law, this Agreement or other applicable laws or such obligations as expressly assumed by such Members.

g. A withdrawing Member shall retain the right to vote as an LLC Member up until the effective date of his or her withdrawal, at which time, the withdrawing Member's LLC Units shall be considered transferred back to the LLC and the person who has withdrawn shall no longer be considered a member of the LLC. If a withdrawing member was also a "manager" of the LLC, the withdrawing Member shall resign as a manager immediately upon giving notice to the other LLC members of his or her intent to withdraw.

6.2   Death of a Member

a. Upon the death of a member, the remaining LLC members shall cause a prompt preparation of financial statements for the LLC as of the end of the month in which the Member died which shall be the effective date of death for the deceased Member for accounting purposes under this agreement. For purposes of this section, if LLC Units are titled in the name of a revocable trust, the trustee of said revocable trust shall be treated as the Member.

b. The estate of the deceased Member (or his revocable trust if the LLC Units were so titled) shall receive, in exchange for his or her LLC Units, the Death Compensation Amount to be paid within 2 years of the effective date of the Member's death. The payments shall be made in two equal installments payable at the annual anniversary of the effective date of death with no interest being due nor owing upon the outstanding amount.

c. The "Death Compensation Amount" is defined herein as an amount agreed upon between a majority of the remaining LLC Class A Members and the estate of the deceased Member (or his revocable trust if the LLC Units were so titled) as the fair market value of the deceased Member's LLC Units should the enterprise be sold on the open market, between a willing buyer and a willing seller, in a commercially reasonable manner upon the effective date of death.

d. Should the LLC fail to perform upon its obligation under this section to make payments when due, in addition to any other remedies possessed, the LLC shall be liable to the deceased Member's estate (or his revocable trust if the LLC Units were so titled) for interest upon the amount of any deficiency at the rate of 5% per annum (compounded annually) computed from the date that said deficient payment was due under this agreement.

e. Upon death, the estate of the deceased Member (or his or her revocable trust, as the case may be) shall have no continuing obligations to the LLC other than pursuant to state law, this Agreement or other applicable laws or such obligations as expressly assumed by said Member.

6.3   Removal of Member.

a. A Member may be involuntarily removed from the LLC only under either of the following circumstances: (1) the Member is required to provide services to the LLC (as reflected in this agreement), said Member is not substantially performing the promised services, and all Class A Members vote unanimously for removal or (2) the Member has defaulted upon its obligations under this agreement to make capital contributions (or loans) to the LLC.

b. In the case of removal for failure to perform required services, 60 days prior to any vote to remove, the other LLC Members shall cause a notice to be issued to the Member in question stating that they shall bring to a vote of the LLC Members a motion to remove said Member within 60 days for unsatisfactory performance of required services and detail specific instances or tasks that were allegedly not satisfactorily performed. The other LLC Members shall then give the Member in question a good faith opportunity to cure the deficiencies in performance of services prior to the vote of removal. The period of this good faith opportunity to cure need not extend beyond 60 days. If the Member in question completes a cure within 60 days of receiving the aforementioned notice, then the motion pending before the LLC Members for removal shall be withdrawn.

c. In the case of a removal for failure to make required capital contributions, 30 days prior to any vote to remove, the other LLC Members shall cause a notice to be issued to the Member in question stating that they shall bring to a vote of the LLC Members a motion to remove said Member within 30 days for non-payment of required capital contributions. The Member in question shall then have 30 days within which to cure the default which shall consist of making all required capital contributions plus 7% per annum interest (compounded annually) upon the amount of any deficiency computed from the date said contribution was due to be made to the LLC. If the Member in question completes this cure within 30 days of receiving the aforementioned notice, then the motion pending before the LLC Members for removal shall be withdrawn. If, however, the 30 day cure period expires and the Member in question fails to make the required capital contribution plus interest on the deficiency, then this Member shall be barred from voting on the motion for removal.

d. If, after complying with the above notice and cure provisions, an affirmative unanimous vote of the Class A Members is made to remove the Member in question, then, as of that moment, this person shall no longer be entitled to exercise any rights, powers, or privileges of a Member and his or her LLC Units shall be considered redeemed by the LLC. All votes for removal shall be determined without regard to the LLC interest of the member to be removed.

e. Upon the affirmative unanimous vote of the Class A Members to remove a Member, the remaining LLC Members shall cause a prompt preparation of financial statements for the LLC as of the end of the month in which the resolution was passed by the LLC Members removing said Member and this shall be the effective date of removal for the Member for accounting purposes only under this agreement.

f. The removed member shall receive in exchange for his or her LLC Units the Removal Compensation Amount to be paid within 1 year of the effective date of the Member's removal.

g. The "Removal Compensation Amount" is defined herein as 100% of the removed member's capital account.

h. Should the LLC fail to perform upon its obligation under this section to make payments when due, in addition to any other remedies possessed, the LLC shall be liable to the removed Member for interest upon the amount of any deficiency at the rate of 5% per annum (compounded annually) computed from the date that said deficient payment was due under this agreement.

ARTICLE 7.

ARBITRATION

7.1   Arbitration. In the event that any dispute, controversy or claim arising out of this Agreement cannot be settled by mutual agreement of the parties, such dispute, controversy or claim shall be settled by arbitration pursuant to the provisions of RCW 7.04. Procedurally, the arbitration will be conducted in conformity with Washington Mandatory Arbitration Rules 5.1-5.4.

7.2   Selection of Arbitrator. The parties shall select a single arbitrator within ten (10) business days of the receipt of demand for arbitration. If the parties fail to appoint an arbitrator within the ten (10) business day period, any party may make immediate application to the King County Superior Court for appointment of an arbitrator. The arbitration shall take place in Seattle, Washington and shall commence within sixty (60) calendar days of the appointment of an arbitrator.

7.3   Fees and Costs. Any party which is determined in such arbitration to be the prevailing party shall be entitled to have its attorneys' fees and costs paid by the non-prevailing party.

ARTICLE 8.

DISSOLUTION OF THE COMPANY

8.1   Dissolution. The LLC shall be dissolved upon the occurrence of the following event (hereinafter, a "Liquidation event"): an affirmative unanimous vote of Class A members to dissolve the LLC. Despite any provision of state law to the contrary, no other event, including, but not limited to, the withdrawal, removal, death, insolvency, liquidation, dissolution, expulsion, bankruptcy, or physical or mental incapacity of a member shall cause the existence of the LLC to terminate or dissolve.

8.2   Liquidation.

a. Should a Liquidation Event occur, the LLC shall then be liquidated and its affairs shall be wound up—including preparation of final financial statements and an accounting—by (or at the direction of) the Class A Members. All proceeds from the liquidation shall be distributed in accordance with state law, and all LLC Units shall, thereafter, be canceled. Distributions to the Members shall be made in accordance, and proportion, with the Members' relative Capital Account Balances.

b. Final distributions to Members shall not be made until all liabilities have been satisfied and any contingent claims against the LLC have been resolved.

c. Upon the completion of the liquidation and distribution of the LLC's assets, the LLC shall be terminated and the Class A Members shall cause the Company to execute and file a certificate of cancellation in accordance with state law.

IN WITNESS OF THEIR AGREEMENT, this Limited Liability Company Agreement, has been executed as of the year and day first above written.

MEMBERS

_____

Shon C. Bury

EXHIBIT A

MEMBERS

Name and Address of Class A Member(s)	Capital Contribution	LLC Units	LLC Unit Percentage
Shon C. Bury, 1007 N Forest St, Ste A, Bellingham, WA 98225	$510	51	98%

Name and Address of Class B Member(s)	Capital Contribution	LLC Units	LLC Unit Percentage

Name and Address of Class C Member(s)	Capital Contribution	LLC Units	LLC Unit Percentage
Paul Hansen	$20,000	1	1%
Jason Sacks	$30,000	1	1%

Total Units		52	100%

DEFINITIONS

As used in this Operating Agreement, the following terms are to have the meaning as stated below:

"Class A Member(s)," Class B Member(s), or "Class C Members," shall mean an individual Member or the group of Members collectively, who own(s) an Interest or the Interests belonging to the referenced class.

"Net Available Cash Flow" means:

(a) All cash receipts as shown on the books of the Company for any Fiscal Year (excluding Capital Contributions from Members, proceeds of Company loans or borrowing, excess financing proceeds, or net proceeds to the Company from the sale or disposition of any of the assets of the Company), reduced by cash disbursements in such Fiscal Year for Company purposes including all costs and expenses associated with the conduct of the business of the Company, all payments made on account of and with respect to the Company loans and borrowings, all costs and expenses of the Company, all loans and advances made by the Company and all cash reserves set aside by the Class A Members, which shall be determined by majority vote of Class A Members as reasonable and necessary to accomplish the purposes of the Company's business; or

(b) Any other funds other than Net Available Cash Flow, including amounts previously set aside as reserves, deemed available for distribution by a majority vote of the Class A Members.

"LLC" means "Limited Liability Company" and **"the LLC"** means Space Goat Productions, LLC.

"LLC Units" or "Units" means measures of ownership in the LLC. The capital structure of the LLC shall consist of Class A Units, Class B Units, and Class C Units as described in Article 2.

"LLC Unit Percentage" means, with respect to an LLC member, the percentage derived from the following fraction: number of LLC units of any class held by such Member divided by the total number of LLC Units of any class held by all Members (and, thereafter, multiplying said fraction by 100 to arrive at a percentage).

"State Law" means the laws of the State of Washington.